

June 13, 2011

<u>Via E-mail</u>
John Donahoe
President and Chief Executive Officer
eBay Inc.
2145 Hamilton Avenue
San Jose, California 95125

> **Re: eBay Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed January 28, 2011**
> **Form 10-Q for the Quarterly Period Ended March 31, 2011**
> **Filed April 29, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 21, 2011**
> **File No. 000-24821**

Dear Mr. Donahoe:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2010</u>

<u>Item1. Business, page, 1</u>

<u>Overview, page 1</u>

1. We note your statement on page 46 that you "generate the majority of [y]our revenues internationally." To the extent applicable, please disclose the information required by Item 101(d)(1)(ii) and Item 101(d)(3) of Regulation S-K. Please see Instruction 1 to Item 101 of Regulation S-K.

2. We note your disclosure on pages one and two discussing your Marketplaces and Payments segments. Please provide a measure of profit or loss and total assets for each of these segments. Please see Item 101(b) of Regulation S-K.

Other Items, page 10

Intellectual Property, page 11

3. We note your statement that you "regard the protection of [y]our intellectual property as critical to [y]our success." To the extent material to an understanding of your business, please disclose the importance to each segment and the duration and the effect of all patents, trademarks and licenses. Please see Item 101(c)(1)(iv) and Instruction 1 to Item 101 of Regulation S-K.

Item 1A. Risk Factors, page 11

4. Please delete the last sentence in the first paragraph in which you state that other events that you do not currently anticipate or currently deem immaterial may adversely affect your results of operations and financial condition. Please note that all material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

Item 3: Legal Proceedings, page 39

5. We note press releases dated July 2010 discussing a legal proceeding initiated by XPRT Ventures where you are being sued for approximately $3.8 billion in monetary damages. We further note you do not appear to discuss this proceeding in your filing. To the extent material, please provide the information required by Item 103 of Regulation S-K for this matter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 46

6. Under Provision for Income Taxes on page 53 you state your provision for income taxes differs from the amount computed by applying the statutory U.S. federal rate due primarily to foreign income with lower tax rates and tax credits. Please provide disclosure to explain in greater detail the impact on your effective income tax rates and obligations of having proportionally higher earnings in countries where you have lower tax rates. In this regard, it appears separately discussing the foreign effective income tax rates would provide important information necessary to better understand your results of operations. See Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

Item 15. Exhibits and Financial Statement Schedule

Exhibits, page 65

7. We note the Credit Agreement filed as Exhibit 10.24 does not appear to include any of the referenced schedules. Please advise or refile a complete copy of this agreement with your next periodic report.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1- The Company and Significant Accounting Policies, page 74

Cash and cash equivalents, page 76

8. Under Risk Factors on page 26 you indicate that one of the risks of doing business internationally is that you are subject to restrictions on the repatriation of funds. Please clarify for us whether you have cash held by foreign subsidiaries that is not available for your domestic operations and/or is required by local jurisdictions to be held by the subsidiaries. To the extent the cash is restricted as to usage; please disclose the amount and the provisions of any restrictions. See Rule 5-02 of Regulation S-X. If the cash is not restricted, please explain to us the specific restrictions you are subject to as it relates to the repatriation of funds.

Note 13 – Commitments and Contingencies, page 91

9. We note your disclosures here regarding the various litigation matters you are exposed to. We also note that in the majority of these situations, you have not clearly disclosed either: (i) the possible loss or range of loss; or (ii) a statement that an estimate of the loss cannot be made. FASB ASC 450 (formerly SFAS 5) indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Additionally, we note that in instances where an accrual may have been recorded as all of criteria in FASB ASC 450-20-25-2 have been met, you have not disclosed whether an accrual was made or the amount of the accrual which may be necessary in certain circumstances, nor has there been disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be for your litigation matters. Please revise your disclosures beginning in your Form 10-Q for the second quarter to include all of disclosures required by paragraphs 3-5 of FASB ASC 450-20-50. In this regard, we do not believe that general boilerplate disclosure indicating that losses may be higher than reserves currently accrued by you or disclosure indicating that the outcome of a matter

may be material to your operating results for a particular period satisfies the criteria in
FASB ASC 450.

Note 18 – Income Taxes, page 99

10. We note your disclosure that it is not practicable to determine the income tax liability that
    might be incurred if $8.3 billion of your non-U.S. subsidiaries' undistributed earnings
    were to be distributed. Please explain to us and revise your disclosure to clarify the
    nature of deferred income tax liability for unremitted foreign earnings.

11. Foreign earnings indefinitely reinvested in your international operations reduced your
    effective tax rate significantly in the periods presented. We also note that in 2009 you
    transferred about $1.1 billion in cash to the U.S. and included the tax impact of the legal
    entity restructuring in your 2009 provision for income taxes. In this regard, please
    disclose your plans for the reinvestment of undistributed earnings in your international
    operations; and the factors management considered in concluding that there is sufficient
    evidence that your foreign subsidiaries have permanently invested or will invest the
    undistributed earnings *indefinitely*.

Definitive Proxy Statement on Schedule 14A

Nominees for Election for a Three-Year Term Expiring at Our 2014 Annual Meeting, page 17

12. To the extent Mr. Andreessen was employed from July 2007 to 2009, please provide his
    principal occupation and employment during this timeframe. Please also provide Mr.
    Moffett's principal occupation and employment from June 2006 to September 2008 and
    March 2009 to the present. Similarly, and as applicable, please specify the principal
    occupation and employment during the past five years for Messrs. Barnholt, Cook, Ford,
    Omidyar, Schlosberg and Tierney. Please see Item 401(e)(1) of Regulation S-K.

Compensation Discussion and Analysis, page 31

Elements of Compensation/Executive Compensation Practices, page 38

Equity Incentive Awards, page 42

13. We note your statement in the penultimate paragraph on page 40 that "funding and
    payouts under the eIP are dependent and based on eBay's performance and individual
    performance" and your statement on page 42 that "[b]ased on individual performance, the
    payout for the remainder of the award was funded at 100% to 200% of target for our
    named executive officers (other than the CEO) and at 200% of target for the CEO." We
    further note your disclosure in footnote one to your Grants of Plan-Based Awards table
    that this table provides only the portion of the award payable based on the company's
    performance and your disclosure in the fourth column of your Summary Compensation

Table and corresponding footnotes that this column reflects portions of the annual award based on individual performance. To the extent material, please provide the targets for the individual performance component of your eIP, revise your Grants of Plan-Based Awards table and provide us with your proposed disclosure. Please see Item 402(b)(1)(v), Instruction 2 to Item 402(d) and Interpretive Response 118.04 of our Regulation S-K Compliance & Disclosure Interpretation (July 3, 2008), available on our website.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Liquidity and Capital Resource Requirements, page 29

14. We note you anticipate paying taxes of approximately $200 million in conjunction with repatriating approximately $450 million in cash. In this regard, it appears you have changed your intentions about whether you will indefinitely reinvest at least a portion of the undistributed earnings of your foreign subsidiaries. Please tell us and revise your disclosure to indicate the amount of the income tax liability recognized in the current period or previous periods for the repatriation of undistributed earnings or explain why it was not necessary to recognize the tax impact. Please refer to FASB ASC 740-30-25-19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551- 3535 or Christopher Owings, Assistant Director, at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief